October 7, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Melco Resorts & Entertainment Ltd. Form 20-F for the Year Ended December 31, 2021 Filed March 31, 2022 Correspondence from the SEC on September 23, 2022 File No. 001-33178

Attn:	Division of Corporation Finance Office of Real Estate & Construction

Dear Ameen Hamady, Mark Rakip, Victor Rivera Melandez and David Link:

This letter sets forth the responses of Melco Resorts & Entertainment Ltd. (“Melco” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 23, 2022. We have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for Fiscal Year Ended December 31, 2021 (“2021 Annual Report”)

General

1. We note that substantially all of your officers and directors are located outside of the United States. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China, Hong Kong, Macau or other locations. Please identify each officer and/or director located in China, Hong Kong or Macau and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Please also revise the risk factor “You may have difficulty enforcing judgments obtained against us” on page 77 to expand this risk to contain disclosures consistent with the separate section.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to add the following section titled “Enforceability of Civil Liabilities” under “Item 10. Additional Information – B. Memorandum and Articles of Association” in its annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”):

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides fewer protections to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Virtually all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Japan. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A very significant portion of the assets of these persons are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult for you to effect service of process within the United States upon these persons. In particular, several of our officers and directors are generally located in Hong Kong and Macau, and it could be more difficult to enforce liabilities and judgments on those individuals. For the same reasons, it may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong, Singapore, Philippines, Cyprus or Japan courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our Company and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States.

In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan would recognize or enforce judgments of U.S. courts against our Company or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. For instance, judgments of United States courts may not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim (but not otherwise), the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. Similarly, the judgment of United States courts may not be directly enforced in Macau. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Macau and the United States. However, Macau’s civil procedure law permits an action to be brought to the Macau Second Instance Court for the recognition of a judgment obtained in a foreign jurisdiction. That is to say, upon recognition, a foreign judgment itself would be treated by the courts of Macau as a cause of action in itself so that no retrial of the issues would be necessary. In an action for recognition of a foreign judgment in Macau, the recognition is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is not in respect of taxes, fines, penalties, or similar fiscal or tax revenue obligations, the proceedings in which the judgment was obtained were not contrary to natural justice, the enforcement of the judgment is not contrary to public policy of Macau, and interest charged to the debtor does not breach usury laws. Such a judgment must be for a definite sum and must also come from a “competent” court as determined by the private international law rules applied by the Macau courts. The defenses that are available to a defendant in an action brought for the recognition of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, inobservance of due process, improper service of process to the defendant, and contrary to public policy. However, a separate legal action for enforcement of the foreign judgment must be commenced in Macau in order to recover a debt from the judgment debtor, in case the debtor does not make voluntary payment of its debt upon recognition of the foreign judgment by the Courts in Macau.

Furthermore, it is uncertain whether such Cayman Islands, Macau, Hong Kong, Singapore, the Philippine, Cyprus or Japan courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan against us or such persons predicated upon the securities laws of the United States or any state. See “Item 3. Key Information—3.D Risk Factors—Risks Relating to Our Shares and ADSs—You may have difficulty enforcing judgments obtained against us.”

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the below risk factor disclosure on page 77 of the 2021 Annual Report in its 2022 Annual Report as follows:

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Japan. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. ~~As a result,~~ Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, together with cost and time constraints, it may be difficult for you to effect service of process within the United States upon these persons. In particular, several of our officers and directors are generally located in Hong Kong and Macau, and it will be more difficult to enforce liabilities and enforce judgments on those individuals.

It may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong, Singapore, Philippines, Cyprus or Japan courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. For instance, judgments of United States courts may not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim (but not otherwise), the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which a judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. Similarly, the judgment of United States courts may not be directly enforced in Macau. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Macau and the United States. However, Macau’s civil procedure law permits an action to be brought to the Macau Second Instance Court for the recognition of a judgment obtained in a foreign jurisdiction. That is to say, upon recognition, a foreign judgment itself would be treated by the courts of Macau as a cause of action in itself so that no retrial of the issues would be necessary. In an action for recognition of a foreign judgment in Macau, the recognition is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is not in respect of taxes, fines, penalties, or similar fiscal or tax revenue obligations, the proceedings in which the judgment was obtained were not contrary to natural justice, the enforcement of the judgment is not contrary to public policy of Macau, and interest charged to the debtor does not breach usury laws. Such a judgment must be for a definite sum and must also come from a “competent” court as determined by the private international law rules applied by the Macau courts. The defenses that are available to a defendant in an action brought for the recognition of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, inobservance of due process, improper service of process to the defendant, and contrary to public policy. However, a separate legal action for enforcement of the foreign judgment must be commenced in Macau in order to recover a debt from the judgment debtor, in case the debtor does not make voluntary payment of its debt upon recognition of the foreign judgment by the Courts in Macau.

In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan would recognize or enforce judgments of U.S. courts against our Company or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau, Hong Kong, Singapore, the Philippine, Cyprus or Japan courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong, Singapore, the Philippines, Cyprus or Japan against us or such persons predicated upon the securities laws of the United States or any state.

Item 3. Key Information, page 12

2. At the outset of Item 3, please disclose prominently in this section that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China (including Hong Kong and Macau).

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the outset of Item 3 on page 13 of its 2021 Annual Report, as set forth in Annex A to this letter, in its 2022 Annual Report.

3. Please provide prominent disclosure in this section about the legal and operational risks associated with being based in China and a majority of your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the outset of Item 3 on page 13 of its 2021 Annual Report and several risk factors in its 2021 Annual Report, as set forth in Annex A to this letter, in its 2022 Annual Report. The Company will also provide appropriate updates in the outset of Item 3 regarding its status as a Commission-identified Issuer and the risks of delisting and a prohibition of the trading of its securities in the United States.

The Company also intends to revise the acquisition risk factor on pages 39 to 40 of its 2021 Annual Report in its 2022 Annual Report as follows:

“We may undertake mergers, acquisitions, strategic transactions or investments that are not realized or may result in operating difficulties, distractions from our current businesses or a material and adverse effect on our business and financial condition and subject us to regulatory and legal inquiries and proceedings or investigations.

We have made, and may in the future make, acquisitions, investments, divestments or strategic transactions in companies or projects to expand or complement our existing operations. From time to time, we engage in discussions and negotiations with companies regarding acquisitions, investments, divestments or other strategic transactions, which may be material or significant, in such companies or projects. For example, the discussions and negotiations between us and Melco International led to our acquisition of 75% ownership interest in ICR Cyprus from Melco International, through which we expanded our operations to Cyprus. With this acquisition, our business has been expanded to the European region and includes the development of the City of Dreams Mediterranean, a new integrated casino resort project in Cyprus. Our expanded operations and developments in Cyprus require significant resources and investments and we may in the future make other acquisitions, investments or strategic transactions that require significant capital commitments and resources.

Should we pursue acquisitions in the PRC, we will be subject to a variety of PRC anti-monopoly laws. In recent years, additional regulations have been implemented which make merger and acquisition activities by foreign investors more time-consuming and complex. The Measures for the Security Review of Foreign Investments promulgated by the NDRC and MOFCOM, which became effective from January 2021, require that a security review by relevant governmental authorities must be conducted for foreign investments that affect or may affect national security in accordance with the provisions thereunder. In November 2021, the State Council inaugurated the National Anti-Monopoly Bureau, which aims to further implement fair competition policies and strengthen anti-monopoly supervision in the PRC, particularly to strengthen oversight and law enforcement in areas involving innovation, science and technology, information security and people’s livelihoods. Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Any integration process that would follow any of our acquisitions, investments or strategic transactions, including our acquisition of 75% equity interest in ICR Cyprus, may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. Any benefits anticipated at the time of the investment or acquisition may also not be realized, or may be impacted, due to factors beyond our control. For example, in February 2020, we announced our decision to not pursue the acquisition of an additional 9.99% ownership interest in Crown Resorts due to the impact of the COVID-19 outbreak, and in April 2020, we announced the sale of our 9.99% equity interest in Crown Resorts to a third party and ceased to be a shareholder of Crown Resorts following such sale. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and liabilities, result in losses, including in material amounts, and may adversely affect our businesses, financial condition and operating results. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms or adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment.

We may also, from time to time, receive inquiries from regulatory and legal authorities and become subject to regulatory and legal proceedings or investigations in connection with our acquisitions, investments, divestments or strategic transactions in companies or projects, which may delay or materially impact the completion of such acquisitions, investments, divestments or strategic transactions. For example, in connection with the definitive purchase agreement we entered into with CPH Crown Holdings Pty Limited in May 2019 to acquire a total of an approximately 19.99% ownership interest in Crown Resorts for the total purchase price of AUD1,759.6 million (equivalent to approximately US$1,275.6 million) and pursuant to which we acquired an approximately 9.99% ownership interest in Crown Resorts on June 6, 2019 and were to acquire an additional 9.99% ownership interest in Crown Resorts by September 30, 2019, as a result of the relevant Australian regulatory process, we and CPH Crown Holdings Pty Limited agreed to defer our acquisition of the additional 9.99% ownership interest in Crown Resorts. Any such regulatory and legal proceedings or investigations may materially and adversely affect our business, operations, financial condition and prospects.

In response to the Staff’s request for disclosure regarding the Holding Foreign Companies Accountable Act, please refer to the response to Comment #7 below.

4. Provide a description of how cash is transferred through your organization.

Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to add a section titled “Cash Flows Through Our Organization” to page 13 of the 2021 Annual Report, as set forth in Annex A to this letter, to its 2022 Annual Report. The section will be updated with financials for the fiscal year 2022.

5. Please disclose the risks that being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the outset of Item 3 on page 13 of its 2021 Annual Report, add in a section titled “Permissions, Approvals, Licenses, Certificates and Permits Required from the PRC, Hong Kong and Macau Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors” on page 13 of its 2021 Annual Report and revise several risk factors, each as set forth in Annex A to this letter, in its 2022 Annual Report.

6. Please disclose in this section each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to add a section titled “Permissions, Approvals, Licenses, Certificates and Permits Required from the PRC, Hong Kong and Macau Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors” to page 13 of the 2021 Annual Report, as per the changes set out in Annex A to this letter, to its 2022 Annual Report.

7. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Additionally, expand your disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response

The Company respectfully advises the Staff that it will provide appropriate updates in its 2022 Annual Report regarding its status as a Commission-identified Issuer and the risks of delisting and a prohibition of the trading of its securities in the United States.

In addition, in response to the Staff’s request for disclosure regarding the “Accelerating Holding Foreign Companies Accountable Act”, please refer to pages 27-28 of its 2021 Annual Report. The relevant language from the 2021 Annual Report has been excerpted below for your reference:

“The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the United States in 2023.…

In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.”

The Company undertakes to make necessary updates to the risk factors regarding the Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act in its 2022 Annual Report and may also disclose further developments, as appropriate.

Risk Factors, page 13

8. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list or traded on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business, any offering of securities, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the relevant risk factor on page 48 of its 2021 Annual Report, as set forth in Annex A to this letter, in its 2022 Annual Report.

*        *        *

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s Comments set forth above, please do not hesitate to contact me by phone at (852) 2598-3601 / (853) 8868-7887 or by facsimile at (853) 8867-7887, or you may contact our outside legal counsel, Paul W. Boltz, Gibson, Dunn & Crutcher, at (852) 2214-3723.

Very truly yours,

/s/ Geoffrey Davis
Geoffrey Davis Chief Financial Officer (Principal Financial Officer)

cc:	Stephanie Cheung, Chief Legal Officer Tim Y. Sung, Group General Corporate Counsel Paul W. Boltz, Gibson, Dunn & Crutcher

Annex A

To be amended on page 13 of the 2021 Annual Report under “Item 3. Key Information” in the 2022 Annual Report:

Melco Resorts & Entertainment Limited is a Cayman Islands holding company. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Japan.

We conduct our operations primarily in Macau, as well as in Cyprus and the Philippines. Our principal executive offices are located in Singapore and Hong Kong. Our operations in the PRC are currently limited to a wholly-owned subsidiary that hosts the domain names of our PRC websites and other online platforms which promote our non-gaming amenities in the PRC, and we do not have any material assets or operations in the PRC. We have no variable interest entities in our corporate structure.

We face various legal and operational risks and uncertainties as a company primarily operating in Macau~~, as well as certain risks associated with operating in Cyprus and the Philippines~~. Since we derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, the PRC, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in the PRC. Actions by the PRC government can significantly affect our business by, for example, placing limits on the ability of PRC residents to travel or remit currency outside of the PRC or by restricting gaming-related marketing activities in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Operations—Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.”

The PRC may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Operations—Uncertainties in the legal systems in the PRC may expose us to risks.” and “—The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares and ADSs.”

We also face risks associated with changes to gaming laws in the markets in which we operate including the recently ~~proposed amendments to~~ amended gaming laws in Macau, as well as the lack of inspection rights from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors.

To be added on page 13 of the 2021 Annual Report after the above in the 2022 Annual Report:

Permissions, Approvals, Licenses, Certificates and Permits Required from the PRC, Hong Kong and Macau Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

[As of the date of this annual report], we have obtained the requisite permissions, approvals, licenses, certificates and permits from the PRC, Hong Kong and Macau government authorities that are material for our business operations in those jurisdictions, including in particular our gaming concession in Macau which is required to operate gaming operations in that jurisdiction, and none have been denied. See “B. Business Overview—Regulations” for a detailed discussion on the concession in Macau.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by PRC government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. In addition, rules and regulations in China can change quickly with little advance notice. Uncertainties due to evolving laws and regulations could impede our ability to obtain or maintain certificates, permits or licenses required to conduct business in China. In the absence of required certificates, permits or licenses, governmental authorities could impose material sanctions or penalties on us.

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, [as of the date of this annual report], we do not believe we are currently required to obtain permissions from the CSRC or required to go through cybersecurity review by the CAC. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment issuers like us. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Cash Flows Through Our Organization

Cash from financings and operations is primarily retained by our operating subsidiaries for the purpose of funding our operating activities, capital expenditures and investing activities. Cash from financing and operations within our group is primarily transferred between our subsidiaries through intercompany loan arrangements or equity capital contributions. In 2020 and 2019, cash used to pay dividends amounted to US$79.1 million and US$301.0 million, respectively, and were funded primarily through dividends declared by our Macau operating subsidiary. In 2021, excluding cash transferred for the purpose of the settlement of intragroup charges, cash transferred to our holding company, Melco Resorts & Entertainment Limited, from its subsidiaries amounted to US$54.2 million. See also “Item 4. Information on the Company—B. Business Overview—Tax” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as legal reserve which is not distributable to the shareholders of such subsidiaries and authorization is required in the Philippines for inward and outward transfers of the Philippine peso above a certain amount. See “Item 4. Information on the Company—B. Business Overview—Regulations—Macau Regulations—Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information—D. Exchange Controls.”

On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of the COVID-19 outbreak and to continue investing in our business. Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions. Prior to such date, we had declared various quarterly dividends in 2018, 2019 and 2020 as well as a special dividend in 2017. We cannot assure you that we will make any dividend payments on our shares in the future. Except as permitted under the Companies Law, as amended, of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, Studio City Notes, 2021 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. For more details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Shares and ADSs—We cannot assure you that we will make dividend payments in the future.” and “—Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Indebtedness.”

To be amended on page 31 of the 2021 Annual Report under Item 3. “Key Information—3.D. Risk Factors—Risks Relating to Our Business and Operations” in the 2022 Annual Report:

Changes in law, regulations and policies in the PRC and uncertainties in the legal systems in the PRC may expose us to risks. In addition, rules and regulations in the PRC can change quickly with little advance notice.

We derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, the PRC. Accordingly, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments not only in Macau but also in the PRC. Gaming-related activities in the PRC, including marketing activities, are strictly regulated by the PRC government and subject to various PRC laws and regulations. The PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform. Rules and regulations in the PRC can change quickly with little advance notice. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the PRC authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities in the PRC is or will be consistent with the interpretation and application by the PRC governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, that affect gaming-related activities in the PRC could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations and have a material and adverse effect on our business and prospects, financial condition and results of operations. We may incur penalties for any failure to comply with PRC laws and regulations.

In addition, PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms. Such discretion of the PRC administrative and court authorities increases the uncertainties in the PRC legal system and makes it difficult to evaluate the likely outcome of any administrative and court proceedings in the PRC and the level of legal protection we enjoy than in other legal systems. Any litigation or proceedings in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention. Any such litigation or proceedings could have a material adverse effect on our business, reputation, financial condition and results of operations.

The PRC government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The PRC may intervene or influence our operations in Macau or elsewhere at any time as the PRC government deems appropriate to further regulatory, political and societal goals, and may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “—Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks” for discussions relating to the PRC Data Security Law.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

To be amended on page 48 of the 2021 Annual Report under Item 3. “Key Information—3.D. Risk Factors—Risks Relating to Our Business and Operations” in the 2022 Annual Report:

Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.

… In some jurisdictions, including the PRC where we have a wholly-owned subsidiary that hosts domain names of our PRC websites and other online platforms which promote our non-gaming amenities in the PRC, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, the Cybersecurity Administration of China, or CAC, issued the New Measures for Cybersecurity Review, or the New Measures, on January 4, 2022, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. The PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. [As of the date of this annual report], we have not received any formal notice from any PRC cybersecurity regulator that we should apply for or otherwise be subject to a cybersecurity review.

In addition, on November 14, 2021, the draft Regulations for the Administration of Cyber Data Security was published by the CAC for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) a merger, reorganization or division of online platform operators that have acquired a large number of data resources related to national security, economic development or public interests which affect or may affect national security; (ii) a listing abroad when the data processor processes over one million users’ personal information; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. It also requires data processors processing important data or listed outside China to carry out a data security assessment annually by itself or through a third party data security service provider and submit an assessment report to the local agency of the CAC. As there are still uncertainties regarding the further enactment of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot predict the impact of the Regulations for the Administration of Cyber Data Security on us, if any, at this stage….